Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Semilux International Ltd. on Form F-4 of our report dated March 31, 2023, which includes an explanatory paragraph as to Chenghe Acquisition Co.’s ability to continue as a going concern, with respect to our audits of the financial statements of Chenghe Acquisition Co.as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from April 7, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs llp

New York, NY

December 01, 2023